October 7, 2024

Mitchell Glass
President and Chief Medical Officer
TNF Pharmaceuticals, Inc.
855 N. Wolfe Street, Suite 623
Baltimore, MD 21205

       Re: TNF Pharmaceuticals, Inc.
           Form 10-K
           Filed April 1, 2024
           File No. 001-36268
Dear Mitchell Glass:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Alla Digilova, Esq.